LOLAARK VISION INC



ANNUAL REPORT

1037 CHESHIRE LN

HOUSTON, TX 77018

0

https://www.lolaarkvision.com/

This Annual Report is dated April 22, 2022.

BUSINESS

Shade, low illumination, glare, headlights, haze, fog, heavy precipitation, water murkiness dramatically reduce video clarity. These factors affect the performance of navigation software for autonomous, self-driving cars, or even remotely operated vehicles, including airborne and underwater drones.

Lolaark Vision Inc. has developed unique prototype software to improve radically the visibility of live video stream when the visibility is poor due to such conditions. In particular, we employ sophisticated mathematical algorithms to recover significant shape characteristics of objects, enhance structural details and suppress clutter. The main advantages of our software are the ability to selectively enhance the contrast of shapes delineating objects and of structural details on the surface of objects both close up and further away from the camera and the expansion of the visibility radius around the camera. Image details obscured to the naked eye or to a camera due to combinations of the invisibility conditions we previously listed become visible making objects and their surroundings easily identifiable by a human operator or a robot because the appearance of objects is restored as if the visibility was adequate.

Lolaark's prototype software is an easily adaptable platform for video stream post-processing for any type and resolution of digital cameras, including near-infra-red and HD thermal cameras.

Lolaark Vision's client base are other businesses. Future revenue streams will likely come from adaptations of the Lolaark Vision software as plugin modules for autonomous and remotely operated vehicle navigation, surveillance cameras, robots, including surgical robots. We expect another revenue stream to come from the sales of a future standalone video enhancement software for underwater marine asset inspections or inland water assets, such as dams, bridge footings, and docks.

Lolaark LLC is a related entity to the Company. Lolaark Vision Inc. and Lolaark LLC have common officers and share major shareholders. However, the two companies operate independently and have no inter-related financial transactions.

Intellectual Property ("IP")

The Company currently owns the following:

1. "System and method for image and video illumination neutralization for visibility enhancement." Inventors, S.K. Upadhyay and E.I. Papadakis. Provisional Patent Application 63/197,661. Filed on 6/7/2021.

2. Continuation in progress, of item 1 for colored images and video. Inventors, S.K. Upadhyay and E.I. Papadakis, "System and Method for Polychromatic Image and Video Illumination Neutralization for Visibility Enhancement."

We plan to secure the source code of the software products of our company with a copyright application. This will be step 1 for IP protection. We will commence this process in May 2022. We will submit non-provisional patent application as step 2 in the IP protection process that combines items and 1 and 2 listed above. Both of those items and all the source code and its trade secrets have been committed by the two inventors to the Company and are property of the Company.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $197,357

Number of Securities Sold: 7,732,503

Use of proceeds: Software development, operations, capital raise expenses

Date: December 31st, 2021

Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without a revenue:

The company can operate without revenue for 15 months, at a very minimal level of operations in anticipation of a second crowdfunding campaign as soon as this will be allowable by law or another investment assuming that the current campaign will not generate sufficient funds. To be more precise, we can maintain a minimal level of development operations to complete the first main product (real-time video clarifier for commercial divers) and proceed with the second main product (integrate the video clarifier with underwater tethered drone piloting software) and obtain a new technology qualification for underwater video clarifier from a regulatory organization for marine operations for these two products. This will gradually generate a healthy revenue line within 15 months. On the other hand, depending on the success of our crowdfunding campaign we expect to start R&D work for the integration of our technology with object detectors useful for self-driving automation and the implementation of the technology on nano-GPUs.

Foreseeable major expenses based on projections:

The major expenses we project are for hiring software engineers and the scientific research personnel for the development of the envisioned products. In a three-year period, we anticipate this amount to reach from $600K to $1.3M.

Future operational challenges:

The preliminary exploratory work and subsequent field tests of our software prototype for underwater operations have given us access to the market of commercial diving and ROVs. During this process, we established some important industrial connections in this particular market segment. On the other hand, we have not yet established connections with likely industrial partners in other verticals. Industrial partnerships are very crucial in our business model and they have to be cultivated. With a fully successful campaign, we will be able to allocate some funds for this purpose, but overall, this is our main operational challenge in the future.

Future challenges related to capital resources:

The development plans we devised assume various levels of capital raised from our campaign. At this point, the amount we will be able to raise will be allocated either to parallel lines of product development or to one line of product development and augment the raised capital with gradually growing revenues to pay for product development and sales, and general operations. Our goal is to follow this line of action and go for a Reg A+ campaign in 24 months and raise the capital to support the self-driving automation plugin development and increase the company's cash assets to fund a future IPO.

Future milestones and events:

By May 2022 a product for commercial divers that will generate royalty income and will have received technology qualifications from marine asset certifying authorities.
Around the end of 2022, we will have the same product adopted for underwater tethered drones (ROVs) . We anticipate a small royalty revenue income as early as August 2022. This revenue will keep increasing throughout 2022 and 2023 to reach the break-even point with the current operational expenses before the end of 2022.

Within 24 months, we expect to have a second revenue line from the drone video clarifier plugin.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $98,029.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditors: Dipendra Singh and Emanuel Papadakis

Amount Owed: $10,411.00 (as of 12/31/21)

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Emanuel Papadakis

Emanuel Papadakis's current primary role is with University of Houston. Emanuel Papadakis currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: July 17, 2021 - Present

Responsibilities: He is an active researcher, so he participates in the activities of the R&D team and supervises members of this team who are affiliated with higher education institutions, e.g. graduate student interns. For his services as CEO, and for his work with the R&D team, he will be receiving a salary of $3,300 per month.

Position: Director

Dates of Service: July 02, 2021 - Present

Responsibilities: I, along with other directors, am responsible for managing and directing the affairs of Lolaark Vision Inc.

Position: Treasurer

Dates of Service: July 17, 2021 - Present

Responsibilities: Oversee the financials of the company, payment of all applicable taxes

Position: CEO

Dates of Service: July 17, 2021 - Present

Responsibilities: Direct the day-by-day operations and oversee all function of the company

Other business experience in the past three years:

Employer: Lolaark LLC

Title: Managing Partner

Dates of Service: July 17, 2017 - Present

Responsibilities: Direct the company and responsible for the day to day operations.

Other business experience in the past three years:

Employer: University of Houston

Title: Professor

Dates of Service: September 01, 1999 - Present

Responsibilities: instruction and Research. Mr. Papadakis began employment as an Associate Professor starting in Sept. 1, 1999 before being promoted to Professor.

Name: Sanat Kumar Upadhyay

Sanat Kumar Upadhyay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: July 17, 2021 - Present

Responsibilities: To support the president in decision-making, planning and overseeing the technology operations of the company. Dr. Upadhyay will be receiving a monthly salary of $1,200.

Position: CTO

Dates of Service: July 17, 2021 - Present

Responsibilities: He is the head of the R&D department. Sanat Kumar Upadhyay completed his Ph.D. under Prof. Emanuel Papadakis in the year 2014. Dr. Upadhyay is the lead designer of algorithms and implementations of the video clarifier software. He leads our research and development team to expand the scope of our technology, explore new verticals and to upgrade and test our prototypes. For his services, he will be receiving a salary of $3,000 per month.

Position: Director

Dates of Service: July 17, 2021 - Present

Responsibilities: Together with other directors on the board, he is responsible for managing and directing the affairs of Lolaark Vision Inc.

Other business experience in the past three years:

Employer: Lolaark LLC

Title: Chief Technology Officer

Dates of Service: July 17, 2017 - April 30, 2021

Responsibilities: Software Development and Research leader

Name: Dipendra Singh

Dipendra Singh's current primary role is with INET Business Solutions, Inc. Dipendra Singh currently services Less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Advisor

Dates of Service: July 17, 2021 - Present

Responsibilities: Responsibilities associated with being a member of the Board of Directors and advising the company on business matters. Dipendra holds equity in the company but does not currently receive a salary or equity compensation.

Other business experience in the past three years:

Employer: NTDAS Inc.

Title: Founder and Owner

Dates of Service: January 01, 2014 - Present

Responsibilities: He is the principal of this company

Other business experience in the past three years:

Employer: INET Business Solutions, Inc

Title: Founder and Owner

Dates of Service: January 01, 2008 - Present

Responsibilities: Responsible for the direction of the company.

Name: Randy Gagnon

Randy Gagnon's current primary role is with Texas Commercial Diving Inc.. Randy Gagnon currently services Less than 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: July 17, 2021 - Present

Responsibilities: Maintains board and shareholder meetings minutes and archives of administrative procedures and records. Randy holds equity in the company but does not currently receive a salary or equity compensation.

Position: Director

Dates of Service: July 17, 2021 - Present

Responsibilities: Responsibilities associated with being a member of the Board of Directors.

Other business experience in the past three years:

Employer: Texas Commercial Diving Inc.

Title: Chief Executive Officer

Dates of Service: February 01, 2015 - Present

Responsibilities: He is the executive officer and primarily coordinates that company's functions.

Other business experience in the past three years:

Employer: Texas Commercial Diving Equipment and Rental Inc

Title: Director

Dates of Service: May 01, 2021 - Present

Responsibilities: He is a member of the Board of Directors of this company

Other business experience in the past three years:

Employer: Texas Commercial Diving Real Estate LLC

Title: Board member

Dates of Service: August 01, 2020 - Present

Responsibilities: Board member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Emanuel Papadakis

Amount and nature of Beneficial ownership: 2,700,978

Percent of class: 34.93

Title of class: Common Stock

Stockholder Name: Sanat Kumar Upadhyay

Amount and nature of Beneficial ownership: 2,622,356

Percent of class: 33.91

RELATED PARTY TRANSACTIONS

Name of Entity: Emanuel Papadakis

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan to the Company

Material Terms: No interest rate, $14,000. On 12/31/2021 the remaining balance of this loan was $4,411. This loan accrues no interest and has no maturity date.

Name of Entity: Dipendra Singh

Relationship to Company: Director

Nature / amount of interest in the transaction: Loan to the Company

Material Terms: No interest, $6,000 no maturity date. This is the only liability of the issuer.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 7,643,202 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that the management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational product or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Lolaark Vision. Delays or cost overruns in the development of our Lolaark Vision and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Lolaark Vision Inc. was formed on July 2, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lolaark Vision Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lolaark Vision Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough businesses so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2022.

LOLAARK VISION INC

By   /s/ *EMANUEL I PAPADAKIS*

  Name: LOLAARK VISION INC

  Title: PRESIDENT AND CEO

Exhibit A

FINANCIAL STATEMENTS

Lolaark Vision, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2021



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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lolaark Vision, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet December 31, 2021 and the related statements of operations, statement of changes in owner's equity, and statement of cash flows for the for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 11, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	98,029
Other	-
Escrow Receivable	10,986
Total Current Assets	109,015
TOTAL ASSETS	109,015
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Startup Costs Due to Founder and Board Member	10,411
Total Current Liabilities	10,411
TOTAL LIABILITIES	10,411
EQUITY	
Common Stock	165,965
Accumulated Deficit	(67,361)
Total Equity	98,604
TOTAL LIABILITIES AND EQUITY	109,015

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	8,365
General and Administrative	28,995
Total Operating Expenses	37,361
Net Income (loss)	(37,361)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(37,361)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	-
Escrow Receivable	(10,986)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(10,986)
Net Cash provided by (used in) Operating Activities	(48,347)
FINANCING ACTIVITIES	
Startup Costs Due to Founder and Board Member	10,411
Proceeds From the Sale of Common Stock, Net of $61k in Capital Raise Costs	135,965
Net Cash provided by (used by) Financing Activities	146,376
Cash at the beginning of period	-
Net Cash increase (decrease) for period	98,029
Cash at end of period	98,029

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at inception 7/2/21	-	-	-	-	-
Issuance of Common Stock	7,732,503	197,357	-	-	197,357
Common Stock - Capital Raise Costs	-	(61,392)	-	-	(61,392)
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(37,361)	(37,361)
Ending Balance 12/31/2021	7,732,503	135,965	-	(37,361)	98,604

Lolaark Vision, Inc
Notes to Financial Statements
December 31st, 2021

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lolaark Vision, Inc ("the Company") was formed in Delaware on July 2nd, 2021. The Company plans to earn revenue via the sale of video clarity restoration software as a component for other software applications such as autonomous or remotely operated vehicles and drones.

The Company will extend its crowdfunding campaign under regulation CF into 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had outstanding advances totaling $10.4K from one founder and one board member for out-of-pocket startup costs incurred. The amounts do not accrue interest and are due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 of common shares with a par value of $0.000001 per share. 7,732,503 shares were issued and outstanding as of December 31st, 2021. See Note 7 for additional issuances.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December ^{31st}, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2022, the date these financial statements were available to be issued.

The Company issued 24,390 shares for net proceeds of approximately $40k via its ongoing crowdfunding campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, EMANUEL I PAPADAKIS, Principal Executive Officer of LOLAARK VISION INC, hereby certify that the financial statements of LOLAARK VISION INC included in this Report are true and complete in all material respects.

EMANUEL I PAPADAKIS

PRESIDENT AND CEO